CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

AMBASSADORS GROUP, INC.

Jeffrey D. Thomas certifies that:

1. He is the President of Ambassadors Group, Inc., a Delaware corporation.

2. At a meeting of the Board of Directors of this corporation resolutions were duly adopted proposing and declaring advisable the following amendment to the Amended and Restated Certificate of Incorporation of this corporation:

A. Article IV of the Amended and Restated Certificate of Incorporation of this corporation is amended in its entirety to read as follows:

“Article IV	The total number of shares of all classes of stock which the Corporation shall have authority to issue is Fifty-Two Million (52,000,000), consisting of Fifty Million (50,000,000) shares of common stock, par value $.01 per share (the “Common Stock”), and Two Million (2,000,000) shares of preferred stock, par value $.01 per share (the “Preferred Stock). The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as the “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof outstanding) by the affirmative vote of the holders of a majority of the Common Stock, without a vote of the holders of Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.”

3. An annual meeting of the shareholders was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the aforesaid amendment.

4. The aforesaid amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this Certificate to be signed this 13th day of May 2005.

By:	/s/ Jeffrey D. Thomas
Name:	Jeffrey D. Thomas
Title:	President

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